Exhibit 99.1

Brenmiller to Unveil Next-Generation Thermal Energy Storage System—the bGen™ ZERO for Heat Electrification and Industrial Sector Decarbonization: Register for Live Presentation to be held August 9, 2023

English webinar on Wednesday, August 9, 2023

Hebrew webinar on Thursday, August 10, 2023

ROSH HA’AYIN, Israel, August 4, 2023 – Brenmiller Energy Ltd. ("Brenmiller", "Brenmiller Energy” (Nasdaq: BNRG, TASE: BNRG), a clean energy company that provides Thermal Energy Storage (“TES”) systems to global industrial and utility markets, today announced the launch of its next-generation TES system—the bGen™ ZERO—in alignment with the Company’s new strategic focus on delivering low-cost, zero-emission solutions to electrify heat. Brenmiller will unveil its new product and strategic direction during live webinar presentations on August 9 and 10, 2023. The Company will issue a press release with additional details prior to the U.S. market opening on August 9, 2023.

Register for Brenmiller’s live presentation, followed by Q&A:

●	English webinar: Wednesday, August 9, 2023 at 11:00 AM Eastern Time
●	Hebrew webinar: Thursday, August 10, 2023 at 10:30 AM IDT

"With the new bGen™ ZERO, we believe we have achieved a breakthrough in sustainable heat generation – by relying exclusively on electricity from renewables or the grid, this system delivers high-efficiency, ultra-low carbon heat without combustion,” said Avi Brenmiller, president and CEO of Brenmiller. “After years proving our TES technology’s mettle in intensely energy-hungry environments, the zero-emission bGen™ is ready to meet surging industrial demand and lead the transition to net-zero heat. We believe this changes the game for hard-to-decarbonize sectors, providing a scalable path to electrify heat, slash emissions, and pioneer circular economics. The bGen makes clean heat for industry a reality - reliable, renewable and emission-free."

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements when discussing: the bGen ZERO providing a scalable path to electrify heat, slash emissions, and pioneer circular economics; and the Company’s presentation regarding the launch of its next-generation bGen ZERO TES system. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 22, 2023, filed with the U.S. Securities and Exchange Commission (“SEC”), which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com